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FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
Québec, Canada
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General of Québec Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (h): Quarterly Report for the third quarter ended September 30, 2004

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

        Date: November 12, 2004

HYDRO-QUÉBEC Quarterly Report

Third Quarter 2004

Message from the Chairman of the Board and the President and Chief Executive Officer

Net income for the nine months ended September 30, 2004, totaled $1,789 million, up from $1,472 million for the same period last year. This $317-million increase can be explained largely by the reduction in our financial expenses and the gain realized from the second quarter sale of our interest in Noverco. These two factors more than offset the $324-million decline in operating income, which amounted to $3,126 million for the first nine months of the year. The drop in operating income resulted from measures we had taken in the first six months to replenish our energy reserves. Those measures consisted in limiting our transactions related to short-term electricity sales outside Québec and increasing our purchases of electricity and fuel.

Net income for the quarter ended September 30 totaled $314 million, a $169-million increase over last year, due to rate adjustments and a cautious return to transactions related to short-term electricity sales outside Québec. Replenishing our energy reserves, in a context of decreased sales to industrial customers within Québec, enabled us to seize business opportunities on external markets that arose at the summer peak.

Consolidated results

For the first nine months of the year, sales totaled $7,730 million, down $178 million from last year. We have noted a decrease of more than $370 million in transactions related to short-term electricity sales outside Québec, as a result of replenishing our energy reserves. There was also a moderate upswing in these activities in the third quarter. Rate adjustments generated slightly more than $220 million.

Total expenditure amounted to $4,604 million, up $146 million, or 3.3%, from last year. This increase can be explained mainly by purchases of electricity and fuel totaling $1,163 million, up $115 million from last year. We increased our purchases of electricity and fuel to replenish our energy reserves, especially in the second quarter. Operating expenses totaled $1,598 million, for an increase of $38 million, or 2.4%, resulting mainly from the end of the credit related to the pension plan as of December 2003. We remain committed to freezing our operating expenses, excluding subsidiaries and holdings, at the amount planned for 2003.

Financial expenses totaled $1,634 million, down $392 million, or 19.3%, from September 30, 2003. Appreciation of the Canadian dollar on the repayment of U.S.-dollar-denominated debts accounted for close to two thirds of the decrease, while the exchange gain arising from the reduction in the level of natural hedging between debts and sales in U.S. dollars explains the rest.

Lower financial expenses helped improve the results for all our operating units.

Segmented results

Generation

Hydro-Québec Production posted net income of $1,167 million for the first nine months of the year, compared with $1,437 million last year. This decrease of $270 million, or 18.8%, is mainly attributable to efforts during the first six months to replenish energy reserves, partially offset by the reduction in the cost of transmission system reservations. The drop in anticipated sales to Hydro-Québec Distribution made it possible to resume transactions related to short-term electricity sales on markets outside Québec. Financial expenses, for their part, fell by $149 million.

Transmission

Hydro-Québec TransÉnergie's net income for the nine months ended September 30, 2004, was $344 million, up $43 million, or 14.3%, over last year. This increase stems from the $137-million decrease in financial expenses which took place mainly in the first quarter. This made it possible to reduce the impact of the $87-million drop in revenue resulting from the decline in system reservations for long-term point-to-point transmission service.

Distribution

By the end of the third quarter 2004, net income for Hydro-Québec Distribution rose to $88 million, an increase of $276 million over last year. Total revenue from electricity sales in Québec was $6,452 million, $223 million, or 3.6%, more than in 2003. The result was largely due to rate adjustments granted by the Régie de l'énergie in 2004.

Electricity sales amounted to 120.9 TWh, 0.8 TWh less than at September 30 last year. The 1.2-TWh decrease resulting from the milder temperatures than in 2003 was partially offset by additional sales of 0.5 TWh on February 29. Although there was a decline in demand from industrial customers, especially in the third quarter, due to plant closings and a labor dispute at the Bécancour aluminum plant, this drop was fully offset by growth in demand from other customers. This meant that overall baseload demand from the start of the year remained stable compared with last year.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the nine months ended September 30, 2004, the volume of activity recorded was $1,263 million, up from $1,011 million in 2003, an increase of $252 million, or 24.9%. This increase is mainly due to Hydro-Québec Production's capital projects, which include the major Eastmain-1, Toulnustouc and Péribonka developments currently under construction.

Oil and Gas

Hydro-Québec Pétrole et gaz posted net income of $301 million for the first nine months of the year, compared with $39 million in 2003. This increase is attributable to the gain on disposal arising from the sale of Hydro-Québec's interest in Noverco. The company sold its interest in Noverco for $900 million on June 30, 2004.

Investment

Our investment program for 2004 totals $3.7 billion, nearly $0.5 billion more than last year's. Close to half will be invested in development activities, with approximately $1 billion allocated to construction of the Eastmain-1 and Toulnustouc facilities.

As at September 30, investments in fixed and intangible assets rose to $2,208 million, up from $1,994 million in 2003. As expected, much of this amount went to projects to develop generating assets: continuing construction of the Eastmain-1, Toulnustouc and Péribonka facilities; completion of Rocher-de-Grand-Mère generating station; ongoing rehabilitation of Beauharnois, Outardes-3 and Outardes-4 generating stations; construction of Mercier generating station and rehabilitation of its dam; awaiting government authorizations for the Chute-Allard and Rapides-des-Coeurs projects; continuing with the draft design project for the Eastmain-1-A powerhouse and diversion of the Rupert River, including the Sarcelle powerhouse; and continuing the draft design project for the Romaine complex.

Hydro-Québec TransÉnergie finished work at the Montérégie substation, which has been commissioned, and continued work to bring the planned Toulnustouc generating station onto the grid. Finally, Hydro-Québec Distribution pursued its investments designed to meet growth in residential demand, improve service quality and implement the Energy Efficiency Plan 2003-2006.

Financing

The company's borrowing program for 2004 amounts to $2.2 billion. The proceeds of these loans will be used to refinance debts that are maturing this year and to sustain growth in the investment program.

Thanks to the sale of our interests in Noverco and Meiya Power Co. Ltd., no borrowing was necessary in the third quarter. Borrowings since the start of the year amount to $1.3 billion.

/s/ André Bourbeau	/s/ André Caillé
André Bourbeau Chairman of the Board	André Caillé President and Chief Executive Officer

November 12, 2004

CONSOLIDATED STATEMENT OF OPERATIONS ($M)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2004	2003	2004	2003

			(restated, note 2)		(restated, note 2)
Revenue		2,382	2,234	7,730	7,908
Expenditure
Operations		528	577	1,598	1,560
Electricity and fuel purchased		313	278	1,163	1,048
Depreciation and amortization		471	498	1,383	1,412
Taxes		152	145	460	438

		1,464	1,498	4,604	4,458
Operating income		918	736	3,126	3,450
Financial expenses	3	601	605	1,634	2,026

Income from continuing operations
before non-controlling interest		317	131	1,492	1,424
Non-controlling interest		3	—	7	3

Income from continuing operations		314	131	1,485	1,421
Discontinued operations	4	—	14	304	51

Net income		314	145	1,789	1,472

CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M)
(unaudited)

		Three months ended September 30		Nine months ended September 30
		2004	2003	2004	2003
			(restated, note 2)		(restated, note 2)
Balance at beginning, as previously reported		12,340	11,218	10,863	9,897
Adjustment for the retroactive application of change in accounting policy		—	—	2	(6)

Balance at beginning, as restated	2	12,340	11,218	10,865	9,891
Net income		314	145	1,789	1,472

Balance at end		12,654	11,363	12,654	11,363

CONSOLIDATED BALANCE SHEET ($M)

	Note	As at September 30 2004 (unaudited)	As at December 31 2003 (audited)
			(restated, note 2)
ASSETS
Fixed assets		51,186	50,894
Current assets
Cash and cash equivalents		317	191
Investments		224	250
Accounts receivable		1,974	1,867
Financial assets related to debt		14	101
Materials, fuel and supplies		288	426

		2,817	2,835
Other long-term assets
Investments		288	794
Trust for nuclear waste management		24	24
Deferred charges		1,005	1,126
Financial assets related to debt		1,021	884
Goodwill		80	298
Intangible assets		682	711
Government reimbursement for the 1998 ice storm		156	166

		3,256	4,003
		57,259	57,732

LIABILITIES AND EQUITY
Long-term debt		32,776	34,356
Current liabilities
Borrowings		137	72
Dividends payable		—	965
Accounts payable		1,623	1,604
Accrued interest		633	970
Current portion of long-term debt		2,393	1,629

		4,786	5,240
Asset retirement obligations	5	247	232
Other long-term liabilities		1,955	2,005
Perpetual debt		412	440
Non-controlling interest		132	329
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		12,654	10,865
Translation adjustment		(77)	(109)

		16,951	15,130
		57,259	57,732

CONSOLIDATED STATEMENT OF CASH FLOWS ($M)
(unaudited)

Three months ended September 30			Nine months ended September 30
	2004	2003	2004	2003

		(restated, note 2)		(restated, note 2)
Continuing operating activities
Income from continuing operations	314	131	1,485	1,421
Depreciation and amortization of fixed assets and intangible assets	459	476	1,341	1,359
Amortization of deferred charges	(182)	42	(295)	247
Change in non-cash working capital items	58	237	(252)	(510)
Other	42	9	93	37

	691	895	2,372	2,554
Continuing investing activities
Fixed assets and intangible assets	(954)	(824)	(2,208)	(1,994)
Net change in long-term investments	110	(7)	108	(13)
Disposal of an investment net of divested cash and cash equivalents	(2)	—	894	—
Net change in short-term investments	(108)	27	15	843
Other	(5)	15	(18)	21

	(959)	(789)	(1,209)	(1,143)
Continuing financing activities
Issue of long-term debt	14	162	1,350	1,731
Maturity of long-term debt and sinking fund redemption	(212)	(596)	(1,498)	(2,576)
Early repayment of long-term debt	—	(100)	(21)	(486)
Inflows (outflows) resulting from credit risk management	(111)	22	(51)	232
Net change in short-term borrowings	(423)	(173)	79	828
Dividends paid	—	3	(967)	(758)
Other	(2)	94	82	110

	(734)	(588)	(1,026)	(919)
Change in foreign exchange on cash and cash equivalents	5	(9)	3	(17)

Cash flow from continuing operations	(997)	(491)	140	475
Cash flow from discontinued operations	3	3	(14)	8
Net change in cash and cash equivalents	(994)	(488)	126	483
Cash and cash equivalents at beginning of period	1,311	1,264	191	293

Cash and cash equivalents at end of period	317	776	317	776

        Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes  (unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises. These practices relate specifically to certain deferred charges and fixed assets in service or disposed of as well as their depreciation, and to the capitalization of financial expenses to fixed assets under construction.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2003.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2003, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As the charts in the Consolidated Financial Highlights demonstrate, seasonal temperature fluctuations affect the Corporation's quarterly financial results.

Note 2 — Changes in Accounting Policies

Hedging relationships

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline AcG-13 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Hedging Relationships." The new Guideline establishes the conditions for applying hedge accounting. It deals specifically with the identification, designation, documentation and effectiveness of hedging relationships, as well as the discontinuance of hedge accounting. Hedge accounting is applied to derivative instruments used in risk management that conform to hedge accounting eligibility requirements, as described in Note 1 of the Annual Report 2003. Changes in the fair value of derivative instruments that are no longer part of an eligible hedging relationship under AcG-13 are charged to operations.

As a result of the adoption of the new Guideline, hedging relationships that are no longer eligible for hedge accounting have been entered in accordance with the transitional provisions. The difference between the book value and the fair value of derivative instruments used in these hedging relationships has been deferred and will be recognized in the results for the same period as the gains, losses, revenue or expenses related to the hedged item. Thus, the recognition in the balance sheet of derivative instruments at their fair value for hedging relationships cancelled at January 1, 2004, led to a deferred loss of approximately $65 million.

Impairment of long-lived assets

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Section 3063 of the CICA Handbook, entitled "Impairment of Long-Lived Assets." This standard states that an impairment loss must be recognized when the book value of a long-lived asset exceeds the total undiscounted cash flows that will result from the use and eventual disposal of the asset. The impairment loss corresponds to the amount by which the asset's book value exceeds its fair value, which then becomes the new cost basis of the asset. The adoption of this standard did not have an impact on the financial statements.

Note 2 — Changes in Accounting Policies (continued)

Asset retirement obligations

On January 1, 2004, Hydro-Québec also adopted the recommendations of Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations." This section establishes standards for the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset. The liability associated with an asset retirement obligation is initially valued at its fair value in the period in which the obligation is incurred, when a reasonable estimate of fair value can be made. A corresponding cost for asset retirement is added to the book value of the related asset and is amortized over its useful life. In subsequent periods, the liability is adjusted to reflect changes due to the passage of time and to revisions made to the timing or the amount of undiscounted cash flows relative to the original estimate. In accordance with the standard, Hydro-Québec applied these changes retroactively and the figures for the previous period have been restated.

Retroactive application of the new standard led to a $2-million increase in retained earnings as at January 1, 2004. After the figures for the first nine months of 2003 were restated, operating expenses increased by $12 million; depreciation and amortization expenditure declined by $18 million; fixed assets and accumulated depreciation rose by $68 million and $38 million, respectively, and asset retirement obligations increased by $29 million.

Transitional information

The following table presents the impact of the application of the new accounting standards:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Reported net income	314	143	1,789	1,466
Adjustments	—	2	—	6

Restated net income	314	145	1,789	1,472

Employee future benefits

On June 30, 2004, Hydro-Québec adopted the recommendations of Section 3461 of the CICA Handbook, entitled "Employee Future Benefits", concerning the disclosure of supplementary information. These recommendations are intended to help the users of financial statements gain a better understanding of corporations' obligations with respect to employee future benefits.

Note 3 — Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003

		(restated, note 2)		(restated, note 2)
Interest
Interest on debt securities	605	662	1,856	2,027
Amortization of borrowing discount and expenses	10	12	33	34

	615	674	1,889	2,061

Exchange loss (gain)	11	(12)	(193)	130
Loan guarantee fees	42	46	124	138

	53	34	(69)	268

Less
Capitalized financial expenses	63	96	173	279
Net investment income	4	7	13	24

	67	103	186	303

	601	605	1,634	2,026

Note 4 — Discontinued Operations

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc. for a consideration of $900 million in cash, which generated a gain on disposal of $265 million. Hydro-Québec sold the 54 common shares it held in Noverco Inc., representing 41.2% of the outstanding stock, along with options on an additional portion of 9.2% of the shares and $285 million in subordinate debt. In 1997, the Corporation had acquired its interest in Noverco for a total investment of $482 million.

The operating results and cash flow for the current and previous periods are presented as discontinued operations. Results for these operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Results
Net operating income	—	14	39	51
Gain on disposal	—	—	265	—

Income from discontinued operations	—	14	304	51

The assets and liabilities of discontinued operations, as of the disposal date, were as follows:

Total assets	1,509
Cash and cash equivalents	(5)
Total liabilities	1,306

Net assets of discontinued operations	198

Note 5 — Asset Retirement Obligations

Liabilities stemming from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of irradiated fuel resulting from its operation, the dismantling of oil tanks, the dismantling of certain thermal generating stations and the retirement of a transmission line.

Hydro-Québec has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the corporation does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

The total book value of asset retirement obligations is as follows:

As at September 30 2004
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	140	72	20	232
Plus liabilities incurred	—	1	1	2
Plus accretion expense	7	6	1	14
Less liabilities settled	—	—	(1)	(1)
Balance at end	147	79	21	247
As at December 31 2003 (restated)
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	132	64	19	215
Plus liabilities incurred	—	1	—	1
Plus accretion expense	8	7	1	16
Less liabilities settled	—	—	—	—
Balance at end	140	72	20	232

Note 5 — Asset Retirement Obligations (continued)

The book value of asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets

Total undiscounted amount of the estimated cash flows required to settle the obligations	463	564	29
Expected timing of payment of the cash flows required to settle the obligations	Payments made between 2014 and 2052	Payments made between 2014 and 2050	Payments made between 2004 and 2043
Credit-adjusted risk-free rate at which the estimated cash flows have been discounted (%)	6.4	6.4	6.4 and 7.0

Note 6 — Guarantees

        In the normal course of business, Hydro-Québec grants guarantees to third parties for indemnification purposes, mainly for energy purchase transactions. It also enters into agreements as part of its international operations and in the field of electrotechnologies.

        As at September 30, 2004, the maximum potential amount Hydro-Québec may have to pay under these letters of credit or agreements totaled $487 million. Of this amount, $423 million relates to energy purchases, and a liability in the amount of $23 million has been recorded accordingly. Some guarantees expire between 2004 and 2019, while others do not have maturity dates.

Note 7 — Employee Future Benefits

Three months ended September 30
	Pension Plan		Other benefit plans
	2004	2003	2004	2003
Accrued benefit cost (credit)	3	(30)	18	18
Nine months ended September 30
	Pension Plan		Other benefit plans
	2004	2003	2004	2003
Accrued benefit cost (credit)	3	(90)	56	55

Note 8 — Segmented information

Three months ended September 30, 2004
	Generation	Transmission	Distribution	Construction	Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
Revenue
External customers	476	76	1,822	2	—	6	—	2,382
Intersegment	903	641	12	618	—	222	(2,396)	—
Income (loss) from
continuing operations	344	116	(96)	—	(2)	(34)	(14)	314
Discontinued operations	—	—	—	—	—	—	—	—
Net income (net loss)	344	116	(96)	—	(2)	(34)	(14)	314
Total assets	26,309	18,512	9,785	350	8	992	1,303 [a]	57,259
Three months ended September 30, 2003 (restated)
	Generation	Transmission	Distribution	Construction	Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
Revenue
External customers	382	72	1,767	3	—	10	—	2,234
Intersegment	927	661	11	421	—	189	(2,209)	—
Income (loss) from
continuing operations	307	109	(197)	4	(9)	(80)	(3)	131
Discontinued operations	—	—	—	—	14	—	—	14
Net income (net loss)	307	109	(197)	4	5	(80)	(3)	145
Total assets	25,041	18,324	9,568	273	1,797	959	594 [a]	56,556

a)
Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

Note 8 — Segmented information (continued)

Nine months ended September 30, 2004
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
Revenue
External customers	965	223	6,522	5		—	15	—	7,730
Intersegment	3,389	1,888	38	1,258	[a]	—	653	(7,226)	—
Income (loss) from
continuing operations	1,167	344	88	2		(3)	(76)	(37)	1,485
Discontinued operations	—	—	—	—		304	—	—	304
Net income (net loss)	1,167	344	88	2		301	(76)	(37)	1,789
Total assets	26,309	18,512	9,785	350		8	992	1,303 [b]	57,259

Nine months ended September 30, 2003 (restated)
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others	Total
Revenue
External customers	1,346	233	6,300	6		—	23	—	7,908
Intersegment	3,326	1,990	32	1,005	[a]	—	567	(6,920)	—
Income (loss) from continuing operations	1,437	301	(188)	5		(12)	(119)	(3)	1,421
Discontinued operations	—	—	—	—		51	—	—	51
Net income (net loss)	1,437	301	(188)	5		39	(119)	(3)	1,472
Total assets	25,041	18,324	9,568	273		1,797	959	594 [b]	56,556

a)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $1,221 million ($941 million in 2003) that corresponds to capital expenditures in respect of its client segments.

b)
Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Summary of Operations ($M)	Three months ended September 30				Nine months ended September 30

	2004	2003 [a]	Change (%)		2004	2003 [a]	Change (%)

Revenue	2,382	2,234	6.6	UP	7,730	7,908	2.3	DOWN
Expenditure	1,464	1,498	2.3	DOWN	4,604	4,458	3.3	UP
Financial expenses	601	605	0.7	DOWN	1,634	2,026	19.3	DOWN
Non-controlling interest	3	—	—	UP	7	3	133.3	UP
Discontinued operations	—	14	100.0	DOWN	304	51	496.1	UP
Net income	314	145	116.6	UP	1,789	1,472	21.5	UP

	2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,100	375	314		1,006	321	145	467
Revenue ($M)	3,086	2,262	2,382		3,350	2,324	2,234	2,588
Revenue from Electricity Sales in Québec ($M)	2,720	1,936	1,796		2,631	1,856	1,742	2,349
Revenue from Electricity Sales Outside Québec ($M)	241	163	353		584	315	350	133

a)
The 2003 results include restatements due to the retroactive application of new accounting standards.

Quarter Highlights

Regulatory affairs

Rates

In September, Hydro-Québec Distribution filed its 2005-2006 rate application with the Régie de l'énergie. The distributor has proposed a 2.7% increase, applicable as of April 1, 2005. This amounts to $30 on an average yearly bill and is an adjustment necessitated mainly by increased supply costs. Despite the strong growth in the customer base, the proposal is in line with our commitment to a freeze on operating expenses, excluding subsidiaries and holdings, at the amount planned for 2003. To continue to guarantee Quebecers a reliable supply of electricity at all times, Hydro-Québec Distribution must make new electricity purchases at higher cost than in the past. The proposed rate adjustment is based on the increased costs that Hydro-Québec Distribution must pay to distribute electricity to Quebecers and maintain the yield approved by the Régie.

Furthermore, Hydro-Québec TransÉnergie began, in September, its first rate application since 2001, which will be filed with the Régie in two phases. The first phase involves gaining recognition that the cost of service for 2005 will be $2,636 million, $27 million more than the cost of service approved in 2001. The application will have no impact on the rates paid by Québec customers in 2005. The second phase will take place in 2005.

Phaseout of the Dual-Energy Rate (Rate BT)

In August, the Régie de l'énergie approved Hydro-Québec Distribution's proposal to phase out the dual-energy commercial, institutional and industrial rate (Rate BT) by April 1, 2006. The distributor had filed the application last March 23, citing concerns with power supply, fairness and profitability.

The dual-energy program was offered to Hydro-Québec customers in the 1980s. In return for a lower rate, Rate BT customers had to be able to interrupt their use of electricity in peak periods or at the request of Hydro-Québec. In 2003, there were 4,400 Rate BT customers, representing a load of close to 1.7 TWh and 600 MW in peak power demand.

Recognizing that the terms and conditions of Rate BT no longer corresponded to those covered by the Electric Tariff and that Rate BT was below cost, the Régie approved the phaseout. The Régie also approved the compensation and support program for business customers proposed by Hydro-Québec Distribution. In addition, as of April 1, 2005, a transitional rate will apply to Rate BT customers using electricity for grow light systems (greenhouse growers).

Wind power

Choice of eight bids

Hydro-Québec Distribution has selected eight bids: six from Cartier Wind Energy Inc. and two from Northland Inc./Northland Power Income Fund, totaling 990 MW, under a call for tenders for the purchase of wind-generated electricity.

Wind farms and rotor and nacelle assembly plants will be located in the Matane RCM and in the Gaspé-Magdalen Islands region. These projects will generate investments worth $1.9 billion. The average cost of the eight bids selected is 6.5 cents per kilowatthour. In all, a total volume of 3.2 TWh is guaranteed by the selected bidders, which corresponds to a load factor of 36.6%. The 990 MW will produce 1 TWh more than anticipated.

The 20-year contracts will be signed by December 15, 2004, and then submitted to the Régie de l'énergie for approval.

International operations

Conversion of Chile's power transmission system to 500 kV

In September, Transelec, Chile's primary power carrier and a Hydro-Québec subsidiary, inaugurated a new 500-kV transmission system, ending the Chilean power transmission industry's biggest construction project of the past 20 years. One of the project's most notable aspects was the use, for the first time in Chile, of new transmission technologies, largely developed by Hydro-Québec. This achievement, which represents an investment of US$125 million, employed some 1,500 people over 18 months and directly benefited the communities where the work was being done. It increased the central transmission system's capacity and made it possible to bring the power and energy from new generating stations in the southern part of the country onto the grid, while enhancing the system's safety and reliability.

Sale of interest in Meiya Power Company of China

In July, Hydro-Québec International, a Hydro-Québec subsidiary, sold its 20% share in Meiya Power Co. Ltd. of China to Darby Asia Investors Ltd. of Hong Kong, for US$84.6 million. For Hydro-Québec, this transaction represented a gain of C$6.8 million.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
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ISSN 0848-5836
2004G001-3A

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CONSOLIDATED STATEMENT OF OPERATIONS ($M) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M) (unaudited)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS ($M) (unaudited)
Complementary notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.